                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JUNE 2008

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA AND FASTWEB SIGN INDUSTRIAL AGREEMENT FOR NEW GENERATION NETWORK INFRASTRUCTURE

Both companies will provide reciprocal access to their respective network infrastructure to facilitate faster development of the New Generation Network

Rome, 23 June 2008

The agreement between Telecom Italia and Fastweb is industrial in nature and aimed at the sharing of infrastructure necessary for the realization of the New Generation Network, applying a model of cooperation open to all interested operators.

In a Memorandum of Understanding signed by Oscar Cicchetti, head of Telecom Italia’s Domestic Market Operations division, and Stefano Parisi, chief executive of FASTWEB, the two companies commit to cooperate as follows:

•

Joint planning for the realization of civil infrastructure facilitating cable laying for the development of respective fibre optic networks - for example cable ducts along roads – to favour the development of new generation networks while eliminating further infrastructure duplication.

•

The exchange, under reciprocal conditions, of rights to use civil infrastructure.

•

Joint study and testing of innovative techniques in civil infrastructure, such as the use of latest generation micro-tubing for laying optical fibre.

Thanks to this innovative agreement, Telecom Italia and Fastweb will cooperate in the development of network infrastructure with an eye to accelerating the process and rationalizing costs.

With regard to the report that appeared in the Italian press on 21 June 2008, Fastweb and Telecom Italia wish to make it clear that they did not discuss, let alone sign, a “1.7 billion euro super-agreement”. However, in a renewed spirit of cooperation, they have reconciled a number of legal and regulatory claims which they had been disputing for some time.

The matters resolved included:

-

Fastweb’s damages claim against Telecom Italia for alleged unfair behaviour in the business customer segment (following the Competition Authority’s procedure A 351);

-

disputes relating to the level of Fastweb’s fixed-line termination tariffs and to those applied by Telecom Italia on the mobile network;

-

Telecom Italia’s contesting of Fastweb’s adjudication of the Consip tender (to supply telephone services to the public administration).

-

the reconciliation of a number of accounts items which the two parties had been disputing.

The resolution does not include matters related to Fastweb’s legal action against Telecom Italia in the area of win-backs (now subject of an Anti-trust investigation begun in October 2007)

The economic effects of the resolution for Telecom Italia will be fully covered by dedicated risk provisions already set aside in the 2007 accounts.

“We are committed to building a new generation network”, said Oscar Cicchetti. “It is a project of great importance for our customers, the market and the country, which does not want to see resources wasted or pointless duplication of infrastructure, but does want to move quickly. The agreement with Fastweb goes in this direction. Our hope is that this model of cooperation will be pursued by other operators too”.

Stefano Parisi said “This is a very important and highly innovative agreement for the telecommunications industry. For the first time, we are seeing cooperation in infrastructure and know-how which will accelerate the spread of broad band across the country. It is a European ‘first’ which demonstrates the positive results of competition between infrastructure operators and Italy’s specific success”.

Telecom Italia

Media Relations

+39 06 3688 2424

http://www.telecomitalia.it/media

Telecom Italia

Investor Relations

+39 02 8595 4131

http://www.telecomitalia.it/investor_relations

Fastweb

Media Relations

+39 02 45454370

+39 347 4282170

Marialaura.sisti@fastweb.it

Fastweb

Investor Relations

+39 02 4545 4308

+39 348 147 1847

Paolo.lesbo@fastweb.it

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2008-2010 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      June 23th, 2008

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager